

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

March 9, 2017

Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: China Rapid Finance Limited**
> **Amendment No. 10 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 21, 2017**
> **CIK No. 0001346610**

Dear Dr. Wang:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market Opportunity and Our Marketplace, page 6

1.   Please tell us the basis for your statement that your mobile-based loans accounted for 43% of the total number of online consumer finance loans in China facilitated by consumer market places from January 2016 to September 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   Please revise to disclose the changes in financial position for the periods presented.

3.   Please disclose why your percentage of loan origination for Application Score Category 3 decreased from 53.4% in 2015 to 30.4% in 2016. Please also disclose why your percentage of loan origination for the Application Score Category 1 increased from 27.5% in 2015 to 48.3% in 2016.

Revenue, page 98

4.   Please disclose why your provision for loan losses decreased from $3,424 in 2015 to $0 in 2016.

Operating Expenses, page 98

5.   Please disclose the nature of the expenses and the sources for the improvements in operating efficiency in sales and marketing expenses and general and administrative expenses.

6.   Please revise to disclose the share-based compensation expense recognized for each of the periods presented.

Liquidity and Capital Resources, page 102

7.   You disclose that the cash outflow from operating activities was due to a net loss of US$33.4 million as adjusted by non-cash items of US$2.7 million, and an increase in accrued liabilities of US$0.8 million and a decrease in investments held for trading of US$2.8 million. The increase in accrued liabilities would be a source of operating cash flows. However, you appear to disclose that the cash outflow from operating activities was due to an increase in accrued liabilities. Please revise.

Consolidated Statement of Cash Flows, page F-6

8.   Please tell us where the customer acquisition incentive payments have been reflected within the statement of cash flows or revise the statement, as necessary.

9.   Please tell us how the statement of cash flows reflects the receipt of the promissory note from the Chief Executive Officer for the issuance of Series C convertible redeemable preferred shares in August of 2016. Please also tell us how the subsequent transfer of these shares to an institutional investor and the resulting partial payment on the

promissory note by the CEO has been reflected within the statement of cash flows and the statement of financial position. Revise your filing, if necessary.

Note 3. Loans Receivable, net, page F-19

10.	You disclose that loans in non-accrual status were $202,000 in 2015 and 2016. Please confirm that the amount of loans in non-accrual status were the same in 2015 and in 2016 or revise the filing, if necessary.

Note 17. Unaudited pro forma balance sheets and loss per share, page F-32

11.	Please tell us whether there are any differences between the Class A and Class B ordinary shares into which the preferred shares will be convertible into in conjunction with the IPO (e.g. voting rights, etc.).

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton at (202) 551-3107 or me at (202) 551-3552 with any other questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc:	Kerry Shen
	Alan Seem, Esq.